Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Reliv’ International, Inc. for the registration of up to 500,000 shares of its common stock and warrants to purchase up to 500,000 shares of common stock and to the incorporation by reference therein of our reports dated March 11, 2009, with respect to the consolidated financial statements and schedule of Reliv’ International, Inc., and the effectiveness of internal control over financial reporting of Reliv’ International, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 26, 2009